UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934.

FIRST BANCORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A	318672201
8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B	318672300
7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C	318672409
7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D	318672508
7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E	318672607
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Lawrence Odell

Executive Vice President and General Counsel

First BanCorp.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908

(787) 729-8109

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Linda L. Griggs

Gail A. Pierce

Sean M. Donahue

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 739-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$44,051,379	$6,008.61

*	Estimated solely for the purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) to issue shares of common stock, par value $0.10 per share (the “Common Stock”), of First BanCorp. in exchange for shares of First BanCorp.’s (i) 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”), (iv) 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D (“Series D Preferred Stock”), and (v) 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (“Series E Preferred Stock”). The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock are collectively referred to as “Preferred Stock.” This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows: the sum of (1) the product of (a) $17.25, the average of the high and low price per share of Series A Preferred Stock on December 7, 2012 and (b) 450,195, the number of outstanding shares of Series A Preferred Stock; (2) the product of (a) $17.88, the average of the high and low price per share of Series B Preferred Stock on December 7, 2012 and (b) 475,987, the number of outstanding shares of Series B Preferred Stock; (3) the product of (a) $18.13, the average of the high and low price per share of Series C Preferred Stock on December 7, 2012 and (b) 460,611, the number of outstanding shares of Series C Preferred Stock; (4) the product of (a) $17.25, the average of the high and low price per share of Series D Preferred Stock on December 7, 2012 and (b) 510,592, the number of outstanding shares of Series D Preferred Stock; and (5) the product of (a) $17.00, the average of the high and low price per share of Series E Preferred Stock on December 5, 2012 and (b) 624,487, the number of outstanding shares of Series E Preferred Stock. The number of shares of Preferred Stock represents the maximum number of shares of Preferred Stock that are subject to the Exchange Offer.

**	The amount of the filing fee was computed in accordance with Rule 0-11 of the Exchange Act and equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,008.61	Filing Party:	First BanCorp.
Form or Registration No.:	Form S-4	Date Filed:	December 12, 2012
File No.	333-185393

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Tender Offer Statement”) relates to an exchange offer (the “Exchange Offer”) by First BanCorp., a corporation organized under the laws of the Commonwealth of Puerto Rico (“First BanCorp” or the “Corporation”), to issue shares of First BanCorp’s common stock, par value $0.10 per share (“Common Stock”), in exchange for its outstanding shares of (i) 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”), (iv) 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D (“Series D Preferred Stock”) and (v) 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (“Series E Preferred Stock”; collectively, “Preferred Stock”), on the terms and subject to the conditions set forth in this document and in the preliminary prospectus (incorporated by reference herein as Exhibit (a)(1)(A)) (the “Prospectus”) and the letter of transmittal (incorporated by reference herein as Exhibit (a)(1)(B)) (the “Letter of Transmittal”).

Item 1. Summary Term Sheet.

The information set forth in the Prospectus in the section entitled “Summary of the Offering” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is First BanCorp. The address of the Corporation’s principal executive offices is 1519 Ponce de Leon Avenue, Stop 23, Santurce, Puerto Rico 00908. The Corporation’s telephone number is (787) 729-8200.

(b) Securities.

As of February 7, 2013, there were 206,235,465 shares of Common Stock outstanding and (i) 450,195 shares of Series A Preferred Stock outstanding, (ii) 475,987 shares of Series B Preferred Stock outstanding, (iii) 460,611 shares of Series C Preferred Stock outstanding, (iv) 510,592 shares of Series D Preferred Stock outstanding and (v) 624,487 shares of Series E Preferred Stock outstanding.

(c) Trading Market and Price.

The information set forth in the Prospectus in the section entitled “Market Price, Dividend and Distribution Information” and “Prospectus Summary—Dividend Suspension on Common Stock and Preferred Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the Corporation. The address of the Corporation’s principal executive offices is 1519 Ponce de Leon Avenue, Stop 23, Santurce, Puerto Rico 00908. The Corporation’s telephone number is (787) 729-8200.

The following persons are the directors and executive officers of the Corporation. The business address of each director and executive officer is: c/o 1519 Ponce de Leon Avenue, Stop 23, Santurce, Puerto Rico 00908, and each such person’s telephone number is (787) 729-8200.

Name	Position
Aurelio Alemán-Bermúdez	Director, President and Chief Executive Officer
Orlando Berges-González	Executive Vice President and Chief Financial Officer
Victor Barreras-Pellegrini	Treasurer & Senior Vice President
Robert T. Gormley	Director
Thomas M. Hagerty	Director
Michael P. Harmon	Director
Roberto R. Herencia	Chairman of the Board of Directors
José Menéndez-Cortada	Director
Lawrence Odell	Executive Vice President, General Counsel and Secretary
Cassan A. Pancham	Executive Vice President and Business Group Executive
Fernando Rodríguez-Amaro	Director
José F. Rodríguez-Perelló	Director

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in Item 2(b) above and in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer,” “Summary of the Offering,” “The Exchange Offer,” “Description and Comparison of Preferred Stock and Common Stock Rights,” “Material U.S. Federal Income Tax Considerations” and “Certain Puerto Rico Tax Considerations” is incorporated herein by reference.

(b) Purchases.

No officer, director or affiliate of the Corporation owns any Preferred Stock. Accordingly, no such person will participate in the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer—Will the Corporation Pay Dividends on Preferred Stock that Remains Outstanding After the Completion of the Exchange Offer,” “—Will the Exchange Offer Trigger any Anti-dilution Rights?,” “Prospectus Summary—Dividend Suspension on Common Stock and Preferred Stock,” “—Anti-dilution Rights That May Be Triggered by the Exchange Offer,” and “Description and Comparison of Preferred Stock and Common Stock Rights” is incorporated herein by reference.

The Corporation entered into an agreement with the Federal Reserve Bank of New York (the “FED”) dated June 3, 2010 (the “Written Agreement”), and FirstBank Puerto Rico (“FirstBank”) agreed to an order issued by the Federal Deposit Insurance Corporation (the “FDIC”) and the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico dated June 2, 2010 (the “FDIC Order,” and together with the Written Agreement, the “Regulatory Agreements”). Pursuant to the Regulatory Agreements, the Corporation and FirstBank agreed to take certain actions designed to improve our financial condition. These actions include the adoption and implementation of various plans, procedures and policies related to our capital, lending activities, liquidity and funds management and strategy. In addition, the FDIC Order required FirstBank to develop and adopt a plan to attain and maintain a leverage ratio of at least 8%, a Tier 1 capital to risk-weighted assets ratio of at least 10%, and a total capital to risk-weighted assets ratio of at least 12%, and obtain FDIC approval prior to issuing, increasing, renewing or rolling over brokered deposits. The Written Agreement also requires the Corporation to obtain the approval of the FED prior to paying dividends, receiving dividends from FirstBank, incurring, increasing or guaranteeing any debt, or purchasing or redeeming any stock, to comply with certain notice provisions prior to appointing any new directors or senior executive officers, and to comply with certain restrictions on severance payments and indemnification.

In 2011, the Corporation entered into an investment agreement with an affiliate of Thomas H. Lee Partners, L.P. (“THL”) and two funds managed by Oaktree Capital Management, L.P. (together “Oaktree”) to purchase shares of Common Stock of the Corporation. These agreements provide THL and Oaktree with various rights. Each of THL and Oaktree has the right to designate a person to serve on the Board of Directors of the Corporation for as long as it owns at least 25% of the number of shares it acquired in October 2011. On October 27, 2011, the Board of Directors of the Corporation elected Thomas M. Hagerty and Michael P. Harmon to serve as directors on the Corporation’s Board of Directors. Messrs. Hagerty and Harmon are managing directors at THL and Oaktree, respectively. Pursuant to the agreements, we are required to use our best efforts to nominate two additional directors to the Board of Directors. In this regard, on October 30, 2012, the Board elected Robert T. Gormley to serve as a director until the next annual meeting of stockholders. Additionally, a majority of our directors must be either investor designees or independent directors with banking or related financial management expertise. Currently, four out of our eight directors are either investor designees or independent directors with banking or related financial management expertise. Our investment agreements with THL and Oaktree also include certain indemnification provisions. Finally, we have agreed to permit each of THL and Oaktree to acquire additional shares of Common Stock in the following circumstances: (a) for as long as each of THL and Oaktree, as applicable, owns at least 25% of the number of shares of Common Stock that it originally acquired, each will have the right to acquire from us at such time as we sell (i) any Common Stock or securities that are convertible into or exchangeable for Common Stock, or include a Common Stock component, an amount of securities up to the amount of the new securities required to maintain its percentage Common Stock-equivalent interest in us at the same level as it was before the issuance of those securities and (ii) any Common Stock or securities that are convertible into or exchangeable for Common Stock, or include a Common Stock component, to any investor to which we sold Common Stock in our capital raise in October 2011, an amount of securities up to the amount of new securities equal to the aggregate amount of new securities that we offer to sell to such other investor or its affiliates for the same price and on the same terms as such other offer or sale to such other investor or its affiliates; and (b) for as long as each of THL and Oaktree, as applicable, owns in the aggregate at least as many shares of Common Stock as any other entity or group of affiliated entities, if we offer to sell to any entity or group of affiliated entities Common Stock or securities that are convertible into or exchangeable for Common Stock, or include a Common Stock component, that would cause that entity or group of affiliated entities to own more shares of Common Stock than THL or Oaktree, as applicable, we will offer to sell to each of THL and Oaktree, for the same price and on the same terms, a number of new securities such that THL or Oaktree, as applicable, will own an amount of shares of Common Stock, after giving effect to the conversion or exercise of such new securities into Common Stock, equal to the number of shares of Common Stock owned by such other entity or group of affiliated entities. We are required to maintain an effective registration statement for THL and Oaktree to sell their shares under the Securities Act of 1933, as amended (the “Securities Act”) and they may transfer their shares in private or offshore transactions in compliance with Securities Act rules, and may transfer shares in accordance with conditions of the agreements.

In 2011, the Corporation entered into an investment agreement with several institutional investors advised by Wellington Management Company, L.L.P. (collectively, “Wellington”) to purchase shares of Common Stock. This agreement provides Wellington with various rights, including certain indemnification provisions. Additionally, we also agreed to permit Wellington to acquire additional shares of Common Stock for as long as it owns at least 60% of the number of shares of Common Stock that it acquired in 2011 at such time as we sell any Common Stock or securities convertible into or exchangeable for Common Stock, or that include a Common Stock component, up to the amount of the new securities required to maintain its percentage Common Stock equivalent interest in us at the same level as it was before the issuance of those securities. Wellington may sell its shares in private or offshore transactions in compliance with Securities Act rules, and may transfer shares in accordance with conditions of the investment agreement.

In 2011, we also entered into subscription agreements with a number of additional institutional investors for the issuance and sale to them of shares of Common Stock. The investors may sell their shares in private or offshore transactions in compliance with Securities Act rules, and may transfer shares in compliance with conditions of the agreements.

In 2011, the Corporation issued 32,941,797 shares of Common Stock to the U.S. Department of the Treasury (“Treasury”) upon conversion of all of the Corporation’s then outstanding Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series G. Treasury has sole dispositive and voting power over its shares but may vote the shares only in accordance with the terms of its exchange agreement with the Corporation. In addition, Treasury has a warrant that entitles it to purchase up to 1,285,899 shares of Common Stock at an exercise price of $3.29 per share. The exercise price and the number of shares issuable upon exercise of the warrant are subject to further adjustments under certain circumstances to prevent dilution. The warrant, which expires in October 2021, is exercisable in whole or in part at any time. We were required to register Treasury’s shares and the warrant for sale under the Securities Act and registered such shares and the warrant on a Form S-3 that went effective on November 8, 2012. Treasury may transfer, sell, assign or otherwise dispose of its shares at any time, subject to applicable securities laws.

In February 2012, the Corporation entered into a Stock Purchase Agreement with Roberto R. Herencia, the Chairman of the Board of Directors of the Corporation, under which it sold 165,000 shares of the Corporation’s Common Stock at a purchase price equal to $3.79 per share. We were required to register Mr. Herencia’s shares for sale under the Securities Act and registered such shares on a Form S-3 that went effective on November 8, 2012.

The First BanCorp 2008 Omnibus Incentive Plan (the “Omnibus Plan”) was initially approved by stockholders on April 29, 2008 and amended with stockholder approval on December 9, 2011 to increase the number of shares reserved for issuance under the Omnibus Plan. The Omnibus Plan provides for equity-based compensation incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, and other stock-based awards. This plan allows for the issuance of up to 8,169,807 shares of common stock, subject to adjustments for stock splits, reorganization and other similar events. Securities have been issued under the Omnibus Plan to officers and directors.

On June 28, 2012, upon the recommendation of the Compensation & Benefits Committee, the Board of Directors of the Corporation approved the following equity compensation structure for non-employee directors, effective July 1, 2012. Each non-employee director will be awarded an annual equity grant of Restricted Stock, which grant will be awarded subject to the terms and conditions set forth in the Omnibus Incentive Plan, as amended December 9, 2011, and subject to a one-year vesting period. The Board of Directors also approved a reduction in the director stock ownership requirements from shares of the Corporation’s Common Stock having a fair market value of $250,000 to shares having a fair market value of $150,000, which ownership must be attained within a three-year period from commencement of Board services.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer—What is the Purpose of the Exchange Offer?,” “Prospectus Summary—The Exchange Offer,” and “The Exchange Offer—Purpose” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Prospectus in the section entitled “The Exchange Offer—Terms of the Exchange Offer—Generally” is incorporated herein by reference.

(c) Plans.

The information set forth in the Prospectus in the section entitled “Prospectus Summary—Anti-dilution Rights That May Be Triggered by the Exchange Offer,” “Risk Factors,” and “The Exchange Offer” is incorporated herein by reference.

If the Exchange Offer is successful, the Corporation plans to terminate the registration of the Preferred Stock under Section 12(g)(4) of the Exchange Act if the requirements of that section are met.

Pursuant to the Corporation’s respective investment agreement with each of THL and Oaktree, we are required to use our best efforts to nominate two additional directors to the Board of Directors. In this regard, on October 30, 2012, the Board elected Robert T. Gormley to serve as a director until the next annual meeting of stockholders. Additionally, a majority of our directors must be either investor designees or independent directors with banking or related financial management expertise. Currently, four out of our eight directors are either investor designees or independent directors with banking or related financial management expertise.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer—How Many Shares of Common Stock Will I Receive Per Share of Preferred Stock?,” and “The Exchange Offer—Terms of the Exchange Offer—Offer Consideration” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer—Is There a Condition to Participation in the Exchange Offer,” “ —How Many Shares of Common Stock Will I Receive Per Share of Preferred Stock?,” and “ —What are the Conditions Applicable to Completion of the Exchange Offer,” “Risk Factors—Risks Related to the Exchange Offer” and “The Exchange Offer—Condition to Participation in the Exchange Offer” and “—Conditions to Completion of the Exchange Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in the Securities of the Subject Company.

(a) Securities Ownership.

None of the Corporation or the Corporation’s executive officers or directors own shares of Preferred Stock.

(b) Securities Transactions.

None of the Corporation or the Corporation’s executive officers or directors have effected any transactions with respect to the Preferred Stock within the 60-day period immediately prior to the date of the Prospectus.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer—Is the Board of Directors Making a Recommendation Regarding Whether I Should Tender in the Exchange Offer?,” “Summary of the Offering—Soliciting Dealer Fee,” “—Dealer Manager,” “—Exchange Agent,” and “—Information Agent,” and “The Exchange Offer— Soliciting Dealer Fee,” “—Dealer Manager,” “—Exchange Agent,” “—Information Agent,” and “—Fees and Expenses” and in the Proxy Statement attached to the Prospectus in the section entitled “Dealer Manager Fee” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in the Prospectus in the sections entitled “Where You Can Find More Information” and “Summary Selected Consolidated Financial Data” is incorporated herein by reference. The Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012 are incorporated herein by reference and can also be accessed electronically on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

Not applicable.

(c) Other Material Information.

The information set forth in the Prospectus in the sections entitled “The Exchange Offer—Condition to Participation in the Exchange Offer” and “—Conditions to Completion of the Exchange Offer” is incorporated herein by reference.

Item 12. Exhibits

Exhibit Number	Exhibit Name

(a)(1)(A)	Prospectus (incorporated by reference from Form 424(b)(3) (Registration No. 333-185393), which the Corporation filed on February 15, 2013).

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Soliciting Dealer Form (incorporated by reference from Exhibit 99.2 to Amendment No. 2 to Form S-4, which the Corporation filed on February 14, 2013).

(a)(1)(D)	Letter to Brokers (incorporated by reference from Exhibit 99.3 to Amendment No. 2 to Form S-4, which the Corporation filed on February 14, 2013).

(a)(1)(E)	Letter to Clients (incorporated by reference from Exhibit 99.4 to Amendment No. 2 to Form S-4, which the Corporation filed on February 14, 2013).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Preferred Stock Proxy Statement (incorporated by reference from Schedule 14A, which the Corporation filed on February 14, 2013).

(a)(5)(B)	Common Stock Proxy Statement (incorporated by reference from Schedule 14A, which the Corporation filed on February 14, 2013).

(a)(5)(C)	Press Release, dated February 14, 2013, announcing the Exchange Offer.

(b)	Not applicable.

(d)(1)	Consent Order, dated June 2, 2010, by and between the Federal Deposit Insurance Corporation, the Office of the Commissioner of Financial Institutions of Puerto Rico, and FirstBank Puerto Rico (incorporated by reference from Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed on June 4, 2010).

(d)(2)	Written Agreement, dated June 3, 2010, by and between First BanCorp. and Federal Reserve Bank of New York (incorporated by reference from Exhibit 10.2 to the Corporation’s Current Report on Form 8-K filed on June 4, 2010).

(d)(3)	Exchange Agreement by and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.1 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010).

(d)(4)	First Amendment to Exchange Agreement, dated as of December 1, 2010, by and between First BanCorp and the United States Department of the Treasury, incorporated by reference from Exhibit 10.1 to the Form 8-K filed by First BanCorp on December 2, 2010.

(d)(5)	Warrant dated January 16, 2009 to purchase shares of First BanCorp, incorporated by reference from Exhibit 4.1 to the Form 8-K filed by the Corporation on January 20, 2009.

(d)(6)	Amended and Restated Warrant, Annex A to the Exchange Agreement by and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.2 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010).

(d)(7)	Letter Agreement, dated January 16, 2009, including Securities Purchase Agreement — Standard Terms attached thereto as Exhibit A, between First BanCorp and the United States Department of the Treasury, incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Corporation on January 20, 2009.

(d)(8)	Letter Agreement with the U.S. Department of the Treasury dated as of October 3, 2011, incorporated by reference from Exhibit 10.1 of the Form 8-K filed on October 7, 2011.

(d)(9)	Amended and Restated Investment Agreement between First BanCorp and Thomas H. Lee Partners, L.P., (incorporated by reference from Exhibit 10.1 of the Form 8-K filed on July 19, 2011).

(d)(10)	Agreement Regarding Additional Shares between First BanCorp and Thomas H. Lee Partners, L.P., (incorporated by reference from Exhibit 10.25 of the Registration Statement on Form S-1/A filed by First BanCorp on October 20, 2011).

(d)(11)	Amended and Restated Investment Agreement between First BanCorp and Oaktree Capital Management, L.P. (incorporated by reference from Exhibit 10.2 of the Form 8-K filed on July 19, 2011).

(d)(12)	Agreement Regarding Additional Shares between First BanCorp and Oaktree Capital Management, L.P. dated October 26, 2011 (incorporated by reference from Exhibit 10.27 of the Form S-1 filed by First BanCorp on December 20, 2011).

(d)(13)	Investment Agreement between First BanCorp and funds advised by Wellington Management Company LLP, as amended (incorporated by reference from Exhibit 10.2 of the Form 8-K/A filed on July 19, 2011, and Exhibit 10.3 of the Form 8-K filed on July 19, 2011).

(d)(14)	Amendment No. 2 to Investment Agreement between First BanCorp and funds advised by Wellington Management Company LLP (incorporated by reference from Exhibit 10.28 to the Form S-1/A filed by First BanCorp on October 20, 2011).

(d)(15)	Form of Subscription Agreement between First BanCorp and private placement investors (incorporated by reference from Exhibit 10.3 of the Form 8-K filed on June 29, 2011).

(d)(16)	Stock Purchase Agreement between First BanCorp. and Roberto R. Herencia (incorporated by reference from Exhibit 10.36 to the Corporation’s Annual Report on Form 10-Q filed on March 13, 2012).

(d)(17)	First BanCorp’s 2008 Omnibus Incentive Plan, as amended, incorporated by reference from Schedule 14A filed by First BanCorp on November 14, 2011.

(d)(18)	Form of Stock Option Agreement for Officers and Other Employees incorporated by reference from Exhibit 10.24 to the Form S-1/A filed by First BanCorp on July 16, 2010.

(d)(19)	Form of Restricted Stock Award Agreement incorporated by reference from Exhibit 10.23 to the Form S-1/A filed by First BanCorp on July 16, 2010.

(d)(20)	Non-Employee Director Compensation (incorporated by reference from Exhibit 10.3 to the Corporation’s Quarterly Report on Form 10-Q filed on August 9, 2012).

(g)	Not applicable.

(h)(1)(A)	Opinion of Morgan, Lewis & Bockius LLP (incorporated by reference from Exhibit 8.1 to Amendment No. 2 to Form S-4, which the Corporation filed on February 14, 2013).

(h)(1)(B)	Opinion of Pietrantoni Méndez & Alvarez LLP (incorporated by reference from Exhibit 8.2 to Amendment No. 2 to Form S-4, which the Corporation filed on February 14, 2013).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

FIRST BANCORP.

By:	/s/ Lawrence Odell
Name: Lawrence Odell
Title: Executive Vice President and General Counsel